As filed with the Securities and Exchange Commission on October 10, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Templeton Global Income Fund

(Name of Issuer)

Templeton Global Income Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

800198106

(CUSIP Number of Class of Securities)

Garry Khasidy, Trustee and Chair of the Special Committee

c/o Templeton Global Income Fund

300 S.E. 2nd Street

Fort Lauderdale, Florida 33301-1923

(954) 527-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

David A. Curtiss, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Templeton Global Income Fund (the “Fund”), a Delaware statutory trust and closed-end management investment company registered under the Investment Company Act of 1940, as amended, on October 10, 2023 (the “Schedule TO”), in connection with the Fund’s offer to purchase outstanding common shares, no par value (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal dated October 10, 2023, which was previously filed with the Schedule TO as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, which, together with this Amendment No. 1 collectively constitute the “Offer.”

The purpose of this Amendment No. 1 is to clarify certain terms and conditions of the offer as contained herein.

Only those items amended and supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal. All capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction

Item 4 is hereby amended and supplemented as follows:

The last sentence of the second paragraph of the introduction and cover page (page 1) of the Offer to Purchase is hereby replaced in its entirety as follows:

Shareholders who choose to participate in the Offer can expect payments for Shares duly tendered and accepted to be mailed within approximately five business days after the Expiration Date.

The first paragraph of the section of the Offer to Purchase captioned “Price; Number of Shares” is hereby replaced in its entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Fund will accept for purchase, and pay for, an aggregate amount of up to 46,235,867 Shares, which represents 45% of the 102,746,371 Shares outstanding, which are duly tendered and not timely withdrawn in accordance with Section 6 prior to the Expiration Date. The term “Expiration Date” means 5:00 p.m., Eastern time, on November 9, 2023, unless the Fund, in its sole discretion, extends the period during which the Offer is open, in which case “Expiration Date” shall mean the time and date on which the Offer, as so extended by the Fund, shall expire. The Fund reserves the right in its sole discretion to amend or extend the Offer prior to the time the Offer expires. If the conditions to the Offer are not satisfied in the Fund’s reasonable discretion, the Fund may terminate the Offer. See Section 16, “Amendments; Extensions of Purchase Period; Termination.” The Fund will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section 4, “Certain Conditions of the Offer.”

The first sentence of the second paragraph of subsection (d) of the section of the Offer to Purchase captioned “Certain Conditions of the Offer” is hereby replaced in its entirety as follows:

The foregoing conditions are for the Fund’s sole benefit and may be asserted by the Fund in the Fund’s reasonable discretion.

The second paragraph of the section of the Offer to Purchase captioned “Source and Amount of Consideration” is hereby replaced in its entirety as follows:

The money to be used by the Fund to purchase Shares pursuant to the Offer will be first obtained from any cash on hand and then from the proceeds of sales of securities in the Fund’s investment portfolio. The percentage of assets expected to be sold will be determined by the final Offer amount. The Board of Trustees believes that the Fund has sufficient liquidity to purchase the Shares that may be tendered pursuant to the Offer. See Section 4, “Certain Conditions of the Offer.”

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated October 10, 2023.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Fund Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients.*
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release issued on October 10, 2023.*
(b)	None.
(b)(1)	None.
(g)	None.
(h)	None.
A	Calculation of Filing Fees Table.*

*       Previously filed on October 10, 2023 as an exhibit to the Schedule TO.

Item 13. Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Templeton Global Income Fund

By:	/s/Garry Khasidy
Name: Garry Khasidy
Title: Trustee and Chair of the Special Committee

Dated: October 30, 2023